UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUNPOWER CORPORATION

(Name of Subject Company)

SUNPOWER CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

867652109

867652307

(CUSIP Number of Class of Securities)

Thomas H. Werner

Chief Executive Officer and President

77 Rio Robles

San Jose, California 95134

(408) 240-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce R. Ledesma Executive Vice President, General Counsel and Corporate Secretary 77 Rio Robles San Jose, California 95134 (408) 240-5500	R. Todd Johnson Stephen E. Gillette Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939	Jonn R. Beeson Jones Day 3161 Michelson Drive, Suite 800 Irvine, California 92612 (949) 851-3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by SunPower Corporation on May 2, 2011 (including all exhibits attached thereto) are incorporated herein by reference.